August 12, 2019

William Fair
Executive Vice President Finance and Chief Financial Officer
PENN NATIONAL GAMING INC
825 Berkshire Blvd., Suite 200
Wyomissing, Pennsylvania 19610

       Re: PENN NATIONAL GAMING INC
           Form 10-K for the year ended December 31, 2018
           Filed February 28, 2019
           Form 10-Q for the quarter ended March 31, 2019
           Filed May 8, 2019
           File No. 000-24206

Dear Mr. Fair:

        We have reviewed your July 29, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
July 22, 2019 letter.

Form 10-Q for the quarterly period ended March 31, 2019

Non-GAAP Financial Measures, page 38

1.    We have reviewed your response to comment 1.
        We continue to be unclear how you determined it was appropriate to exclude rent expense, which is a normal, recurring cash operating expense necessary to operate your business, from Net Income to arrive at Adjusted EBITDAR. Please revise future filings to remove this adjustment from your reconciliation. Refer to Question 100.01 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.
        It appears that your measure of Adjusted EBITDA, after Lease Payments reflects the entirety of your lease payments regardless of their characterization under ASC Topic
 William Fair
PENN NATIONAL GAMING INC
August 12, 2019
Page 2
             842 (i.e. operating, finance, etc). Please explain to us how you concluded the exclusion of this adjustment does not represent a tailored accounting principle. Refer to Question 100.04 of our Compliance & Disclosure Interpretations for Non-GAAP
             Financial Measures.
       You may contact Eric Mcphee at 202-551-3693 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters.



                                                              Sincerely,
FirstName LastNameWilliam Fair
                                                              Division of
Corporation Finance
Comapany NamePENN NATIONAL GAMING INC
                                                              Office of Real
Estate and
August 12, 2019 Page 2                                        Commodities
FirstName LastName